SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/13/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
545,624

8. SHARED VOTING POWER
144,864

9. SOLE DISPOSITIVE POWER
690,488
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
690,488

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

19.37%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Thai Capital Fund, Inc.
("TF" or the "Issuer").
The principal executive offices of TF are located at

ONE EVERTRUST PLAZA- 9TH FL
DAIWA SECURITIES TRUST CO
JERSEY CITY NJ 07302-3051



Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Brooklyn Capital Mangement, Phillip Goldstein,
60 Heritage Drive Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On October 17, 2007 the Massachusetts Secretary of State issued a permanent "obey the law" injunction and fined Bulldog Investors, Messrs. Goldstein and Dakos and certain related parties (the "Respondents") $25,000 for operating an open website containing information about certain unregistered investments and sending an e-mail about such investments to a Massachusetts resident who requested information. On April 5, 2012, the President signed the JOBS Act which expressly permits such acts. Consequently, on June 29, 2012, the Respondents submitted a motion to the Secretary to vacate his order.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
On July 2, 2012, the Fund announced that (1) a proposal by the Board of Directors to liquidate the Fund was not approved by the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of capital stock at the annual meeting, and (2) the Fund will continue its operations as a registered investment company in accordance with its stated investment objective and policies. It also announced that the Board of Directors will meet to consider what, if any, steps to take in the best interests of the Fund and its stockholders.

The filing group believes that the overwhelming majority of votes cast at the meeting were in favor of the liquidation proposal. Therefore, it believes the status quo is unacceptable and that Board has a fiduciary duty to act promptly to afford stockholders liquidity at or close to net asset value. Should the Board fail to act promptly, the filing group may consider other options including seeking representation on the Board.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on March 9, 2012 there were 3,564,814 shares of common stock outstanding as of December 31, 2011 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 690,488 shares of TF or 19.37% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of TF were purchased:

Date:		        Shares:		Price:
05/15/12		8		11.2500
05/16/12		300		11.1000
05/17/12		19,101		11.1445
05/18/12		400		10.9500
05/21/12		2,000		10.8500
05/22/12		4,801		10.7500
05/25/12		24,800		10.6401
05/29/12		24,522		10.8495
05/30/12		15,040		10.6491
05/31/12		6,408		10.6178
06/07/12		13,951		10.5957
06/13/12		13,741		11.0186
07/06/12		51,400		10.4921





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/16/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos